Potlatch Holdings, Inc.

601 West Riverside Avenue, Suite 1100

Spokane, WA 99201

December 29, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention: Ms. Jennifer Gowetski, Attorney-Advisor

Re:	Potlatch Holdings, Inc.

Registration Statement - Form S-4 (File No. 333-128403)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Potlatch Holdings, Inc. (the “Registrant”) hereby requests that the Commission take appropriate action to cause the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), relating to the registration of 48,220,028 shares of the Registrant’s Common Stock, to become effective at 2:00 p.m. (Eastern Standard Time) on December 30, 2005, or as soon thereafter as possible.

In connection with the foregoing request, the Registrant acknowledges each of the following:

(a) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c) the Registrant may not assert staff comments and the declaration of the Registration Statement as effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POTLATCH HOLDINGS, INC.

By:	/s/ Malcolm A. Ryerse
Malcolm A. Ryerse, Corporate Secretary